Exhibit 5.1

January 6, 2012

The PNC Financial Services Group, Inc.

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222-2707

Ladies and Gentlemen:

I have acted as counsel to The PNC Financial Services Group, Inc., a Pennsylvania corporation (the “Corporation”) and its wholly owned subsidiary, PNC Funding Corp (the “Company”), in connection with (i) the issuance and sale on July 27, 2011 of 1,000,000 depositary shares (the “ Depositary Shares”), with each share representing a 1/100th ownership interest in a share of the Corporation’s Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series O, $1.00 par value (the “Preferred Stock”), pursuant to a Registration Statement on Form S-3ASR (File Nos. 333-164364 and 333-164364-01) filed jointly by the Corporation and the Company (the “Registration Statement”) and the Deposit Agreement, dated as of July 27, 2011, among the Corporation, Computershare Trust Company, N.A., Computershare Inc., and the holders from time to time of the depositary receipts described therein (the “Deposit Agreement”) and (ii) the issuance and sale on September 19, 2011 of $1,250,000,000 aggregate principal amount of the Company’s 2.70% Senior Notes due September 19, 2016 (the “Senior Notes”), unconditionally guaranteed by the Corporation (the “Guarantees”), pursuant to the Registration Statement.

In rendering this opinion, I have examined such corporate records and other documents, and have reviewed such matters of law, as I, or attorneys under my supervision, have deemed necessary or appropriate. In rendering this opinion, I have relied upon oral and written representations of officers of the Company and Corporation and certificates of officers of the Company and Corporation and public officials with respect to the accuracy of the factual matters addressed in such representations and certificates. In addition, in rendering this opinion, I have assumed the genuineness of all signatures or instruments relied upon by me, and the conformity of certified copies submitted to me with the original documents to which such certified copies relate.

I express no opinion as to the laws of any jurisdiction other than the federal laws of the United States and the laws of the Commonwealth of Pennsylvania.

Based on and subject to the foregoing, I am of the opinion that:

1.	The shares of Preferred Stock represented by the Depositary Shares, when issued and sold, were validly issued, fully paid and non-assessable.

2.	The Depositary Shares, when issued and sold, were validly issued and since their issuance, the holders of the Depositary Shares have been, and are entitled to, the rights specified in the Depositary Agreement.

3.	Since issuance, the Senior Notes and the Guarantees have been and are the legal, valid and binding obligations of the Company and the Corporation, respectively, and, since issuance, have been and are enforceable against the Company and the Corporation, respectively, in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, receivership, readjustment of debt, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or general equitable principles (whether considered in a proceeding in equity or at law).

I hereby consent to the filing of a copy of this opinion as Exhibit 5.1 to a Current Report on Form 8-K of the Corporation filed with the Securities and Exchange Commission and thereby incorporated by reference into the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Very truly yours,

/s/ George P. Long III
George P. Long, III Chief Governance Counsel and Corporate Secretary
The PNC Financial Services Group, Inc.